Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

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FOR IMMEDIATE RELEASE

            Vasogen Awarded U.S. Patent for Graft-versus-Host Disease

Toronto, Ontario (July 10, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that the U.S. Patent and Trademark Office has issued a patent entitled "Inhibition of Graft-versus-Host Disease" (U.S. Patent 6,258,357). This new patent broadly protects the application of Vasogen's platform technology for the prevention of graft-versus-host disease.

Graft-versus-host disease (GvHD) is a potentially fatal complication of bone marrow transplantation (BMT), a procedure that is performed to treat leukemias and lymphomas that no longer respond to conventional therapies. Prior to a BMT procedure, powerful chemotherapeutic drugs are used alone or in combination with radiotherapy to eliminate the patient's bone marrow, which is the site of production of the malignant cells. The patient's bone marrow is then replaced by normal healthy bone marrow from a donor. GvHD develops as part of an immune response that occurs when T cells that normally form part of the donor bone marrow (graft) identify cells in the recipient's body (host) as foreign and reject them. Nearly half of all patients who undergo donor BMT develop GvHD. Current costs associated with treating the complications of this condition are estimated to be $400 million.

"The issuance of this patent demonstrates our continued commitment to protecting our intellectual property and supports our proprietary position in the development of this novel approach to preventing GvHD, a condition that limits the availability of a potentially life-saving procedure for patients with leukemia and lymphoma," remarked David Elsley, President and CEO of Vasogen.

Preclinical results published in the scientific journal Transplantation (2000, 70(12):1683-93) demonstrated the ability of Vasogen's platform technology to prevent GvHD in experimental models. As previously reported, a clinical program designed to investigate the ability of Vasogen's platform technology to prevent GvHD is in progress, with initial results expected by year-end.

In addition to graft-versus-host disease, Vasogen is in clinical development for a number of other indications characterized by immune system dysfunction and inflammation, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and peripheral arterial disease.

 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.